June 13, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street N.W.

Washington, DC  20549

Attn:	Mr. H. Christopher Owings
Ms. Peggy Kim

Re:	Winmark Corporation
Registration Statement on Form S-1
File No. 333-133393

Ladies and Gentlemen:

We hereby request that the effectiveness of the above-referenced registration statement be accelerated to Wednesday, June 14, 2006, or a date as soon thereafter as is reasonably practicable.

Very truly yours,

SUMNER HARRINGTON LTD.

/s/ K. Edward Elverud

K. Edward Elverud

President

cc:	Michael J. Kolar, Esq.
Jonathan B. Levy, Esq.